SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May 2022
Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Amendment and Restatement of Bylaws

On May 12, 2022, DHT Holdings, Inc. (the “Company”), acting on the approval and authorization of the board of directors, amended and restated the Company’s bylaws (the “A&R Bylaws”) solely to (i) adopt gender-neutral language and (ii) provide for electronic transmission as a means of providing notice for shareholder meetings. A copy of the A&R Bylaws is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Incorporation by Reference

Exhibit 3.1 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (file No. 333-239430), initially filed with the Securities and Exchange Commission on June 25, 2020, as amended, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

3.1	Amended and Restated Bylaws of DHT Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: May 12, 2022	By:	/s/ Laila C. Halvorsen
		Name:	Laila C. Halvorsen
		Title:	Chief Financial Officer